Filed Pursuant to Rule 424(b)(3)
File No. 333-169200
PROSPECTUS

1,502,468 Shares

Common Stock

This prospectus relates to the disposition from time to time of up to 1,502,468 shares of our common stock that we may issue to Dutchess Opportunity Fund, II, LP ("Dutchess"), pursuant to an Investment Agreement between us and Dutchess, dated July 7, 2010. We are not selling any common stock under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholder.

The selling stockholder may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices, or at privately negotiated prices. We provide more information about how the selling stockholder may sell its shares of common stock in the section entitled "Plan of Distribution" on page 14 of this prospectus. We will not be paying any underwriting discounts or commissions in connection with any offering of common stock under this prospectus.

Our common stock is listed on the Nasdaq Global Select Market under the symbol "IBCP".  As of May 22, 2012, the closing sale price for our common stock on the Nasdaq Global Select Market was $3.10 per share.

Investing in our common stock involves risks.  We encourage you to read and carefully consider this prospectus in its entirety, in particular the risk factors beginning on page 7, for a discussion of factors that you should consider with respect to this offering.

The shares of common stock offered are not savings accounts, deposits, or other obligations of any of our bank or non-bank subsidiaries and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission, any state securities commission, the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System, nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 23, 2012.

This prospectus is part of a registration statement on Form S-1 that we filed with the Securities and Exchange Commission ("SEC"), using the "shelf" registration process. Under this process, the selling stockholder may from time to time, in one or more offerings, sell the common stock described in this prospectus.

You should rely only on the information contained in or incorporated by reference into this prospectus (as supplemented and amended). We have not authorized anyone to provide you with different information. This document may only be used where it is legal to sell these securities. You should not assume that the information contained in this prospectus is accurate as of any date other than its date regardless of the time of delivery of the prospectus or any sale of our common stock.

We urge you to read carefully this prospectus (as supplemented and amended), together with the information incorporated herein by reference as described under the heading "Where You Can Find More Information," before deciding whether to invest in any of the common stock being offered.

As used in this prospectus, the terms "we," "our," "us," and "IBC" refer to Independent Bank Corporation and its consolidated subsidiaries, unless the context indicates otherwise. When we refer to "our bank" or "Independent Bank" in this prospectus, we are referring to Independent Bank, a Michigan banking corporation and wholly-owned subsidiary of Independent Bank Corporation.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, as amended (the "Securities Act"), that registers the shares of our common stock that may be sold by the selling stockholder from time to time in one or more offerings. The registration statement, including the exhibits and schedules thereto, contains additional relevant information about us and our capital stock. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. For further information about us and our common stock, you should refer to the registration statement and the exhibits and schedules to the registration statement. With respect to the statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed or incorporated by reference as an exhibit to the registration statement.

We file annual, quarterly, and current reports, proxy statements, and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can also request copies of the documents, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public from the SEC's web site at http://www.sec.gov.

The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to another document that we have filed separately with the SEC. You should read the information incorporated by reference because it is an important part of this prospectus. We incorporate by reference the following information or documents that we have filed with the SEC (Commission File No. 0-7818):

●	our Annual Report on Form 10-K for the year ended December 31, 2011 filed with the SEC on March 13, 2012;

●	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 filed with the SEC on May 9, 2012;

●	our Current Report on Form 8-K filed with the SEC on February 2, 2012;

●	our Current Report on Form 8-K filed with the SEC on April 23, 2012;

●	our Current Report on Form 8-K filed with the SEC on April 24, 2012;

●	our Current Report on Form 8-K filed with the SEC on April 27, 2012; and

●	our Proxy Statement on Schedule 14A filed with the SEC on March 13, 2012.

 Any information in any of the foregoing documents will automatically be deemed to be modified or superseded to the extent that information in this prospectus or in an amendment or supplement to this prospectus modifies or replaces such information.

We will furnish without charge to you, upon written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to: Independent Bank Corporation, Attn: Investor Relations, 230 West Main Street, Ionia, Michigan 48846. Our telephone number is (616) 527-5820. In addition, all of the documents incorporated by reference into this prospectus may be accessed from our web site at http://www.IndependentBank.com.

FORWARD-LOOKING STATEMENTS

Discussions and statements in this prospectus and the documents incorporated by reference into this prospectus that are not statements of historical fact, including, without limitation, statements that include terms such as "will," "may," "should," "believe," "expect," "forecast," "anticipate," "estimate," "project," "intend," "likely," "optimistic" and "plan," and statements about future or projected financial and operating results, plans, projections, objectives, expectations, and intentions and other statements that are not historical facts, are forward-looking statements. Forward-looking statements include, but are not limited to, descriptions of plans and objectives for future operations, products or services; projections of our future revenue, earnings or other measures of economic performance; forecasts of credit losses and other asset quality trends; predictions as to our bank's ability to maintain certain regulatory capital standards; our expectation that we will have sufficient cash on hand to meet expected obligations during 2012; and descriptions of steps we may take to improve our capital position. These forward-looking statements express our current expectations, forecasts of future events, or long-term goals and, by their nature, are subject to assumptions, risks, and uncertainties.  Although we believe that the expectations, forecasts, and goals reflected in these forward-looking statements are reasonable, actual results could differ materially for a variety of reasons, including the risks and uncertainties detailed under "Risk Factors" set forth in this prospectus and the following:

●	our ability to successfully raise new equity capital, effect a conversion of our outstanding preferred stock held by the U.S. Treasury into our common stock, and otherwise implement our capital plan;

●	the failure of assumptions underlying the establishment of and provisions made to our allowance for loan losses;

●	the timing and pace of an economic recovery in Michigan and the United States in general, including regional and local real estate markets;

●	the ability of our bank to remain well-capitalized;

●
the failure of assumptions underlying our estimate of probable incurred losses from vehicle service contract payment plan counterparty contingencies, including our assumptions regarding future cancellations of vehicle service contracts, the value to us of collateral that may be available to recover funds due from our counterparties, and our ability to enforce the contractual obligations of our counterparties to pay amounts owing to us;

●	further adverse developments in the vehicle service contract industry;

●	potential limitations on our ability to access and rely on wholesale funding sources;

●	the risk that sales of our common stock could trigger a reduction in the amount of net operating loss carryforwards that we may be able to utilize for income tax purposes;

●	the continued services of our management team, particularly as we work through our asset quality issues and the implementation of our capital restoration plan;

●
implementation of the recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act or other new legislation, which may have significant effects on us and the financial services industry, the exact nature and extent of which cannot be determined at this time;

●	the ability to manage the risks involved in the foregoing; and

●	other factors and risks described under "Risk Factors" in this prospectus and the documents incorporated by reference into this prospectus, which we urge you to read carefully.

In addition, other factors not currently anticipated may also materially and adversely affect our results of operations, cash flows, financial position, and prospects. We cannot assure you that our future results will meet expectations. While we believe the forward-looking statements in this prospectus and the information incorporated herein by reference are reasonable, you should not place undue reliance on any forward-looking statement. In addition, these statements speak only as of the date made. We do not undertake, and expressly disclaim, any obligation to update or alter any statements, whether as a result of new information, future events, or otherwise, except as required by applicable law.

SUMMARY

This summary does not contain all of the information that may be important to you or that you should consider before investing in our common stock. You should read the entire prospectus (as supplemented and amended), including the "Risk Factors" section as well as the financial data and related notes, risk factors and other information incorporated by reference in this prospectus, before making an investment decision.

About Independent Bank Corporation

Independent Bank Corporation, headquartered in Ionia, Michigan, is a regional bank holding company providing commercial banking services to individuals, small to medium-sized businesses, community organizations, and public entities.  Our wholly-owned banking subsidiary, Independent Bank, serves its markets through its main office in Ionia, Michigan and a total of 100 branches, 3 drive-thru facilities and 2 loan production offices.  Our principal markets are the rural and suburban communities across Lower Michigan that are served by our bank's branch network.

Our bank provides a comprehensive array of products and services to individuals and businesses in the markets we serve.  These products and services include checking and savings accounts, commercial loans, direct and indirect consumer financing, mortgage lending, and commercial and municipal treasury management services.  In addition, Mepco Finance Corporation ("Mepco"), a wholly-owned subsidiary of our bank, acquires and services payment plans used by consumers to purchase vehicle service contracts and similar products provided and administered by third parties.  We also offer title insurance services through a separate subsidiary of our bank and investment and insurance services through a third party agreement with PrimeVest Financial Services.

Background

Since 2009, we have been focused on strengthening our capital base in the face of weak economic conditions. Our bank began to experience rising levels of non-performing loans and higher provisions for loan losses in 2006 as the Michigan economy experienced economic stress ahead of national trends. Although our bank remained profitable through the second quarter of 2008, it began incurring losses in the third quarter of 2008, which losses pressured its capital ratios. While our bank has always remained well-capitalized under federal regulatory guidelines, we projected that due to our elevated levels of non-performing assets, as well as anticipated losses in the future, an increase in equity capital would likely be necessary in order for our bank to remain well-capitalized.

In 2009, we retained financial and legal advisors to assist us in reviewing our capital alternatives. We also took steps at that time to preserve our capital, including discontinuing cash dividends on our common stock and exercising our right to defer all quarterly distributions on our outstanding trust preferred securities and the preferred stock we issued to the U.S. Department of the Treasury (the "Treasury") pursuant to the Troubled Asset Relief Program ("TARP"). In December 2009, the Board of Directors of our bank adopted resolutions requiring our bank to achieve certain minimum capital ratios. The minimum ratios established by our bank's Board are higher than the minimum ratios necessary to be considered well-capitalized under federal regulatory standards, which we considered prudent given our elevated levels of non-performing assets and the continuing economic stress in Michigan. Set forth below are the minimum capital ratios imposed by our bank's Board and the minimum ratios necessary to be considered well-capitalized under federal regulatory standards:

	Independent Bank – Actual as of March 31, 2012	Minimum Ratios Established by Our Board	Required to be Well-Capitalized
Total Capital to Risk-Weighted Assets	11.81%	11.00%	10.00%
Tier 1 Capital to Average Total Assets	6.84%	8.00%	5.00%

In January 2010, our board of directors adopted a capital restoration plan (the "Capital Plan") that documents our objectives and plans for meeting these target ratios.  The three original primary initiatives of our Capital Plan were:

●	the conversion of our shares of Series A Preferred Stock which we issued to the Treasury under the Capital Purchase Program (CPP) of TARP into shares of our common stock;

●	an offer to exchange shares of our common stock for our outstanding trust preferred securities; and

●	a public offering of our common stock for cash.

In anticipation of pursuing these capital initiatives, we engaged independent third parties to perform a review ("stress test") on our commercial and retail loan portfolios to confirm that the similar analyses we performed internally were reasonable and did not materially understate our projected loan losses. Based on the conclusions of these reviews, which were completed in January 2010, we determined that we did not need to modify our projections used for purposes of our Capital Plan.

To date, we have made progress on a number of initiatives to advance the Capital Plan:

●
On January 29, 2010, we held a special shareholder meeting at which our shareholders approved (1) an increase in the number of shares of common stock we are authorized to issue from 60 million to 500 million, (2) the conversion of the preferred stock held by the Treasury into shares of our common stock, (3) the issuance of shares of our common stock in exchange for our outstanding trust preferred securities, and (4) an option exchange program pursuant to which our employees (excluding directors and certain executive officers) were able to exchange underwater options for new options at approximately a value-for-value exchange.  This option exchange was completed in March 2010.

●
On April 16, 2010, we closed an Exchange Agreement with the Treasury pursuant to which the Treasury exchanged $72 million in aggregate liquidation value of our Series A Preferred Stock, plus approximately $2.4 million in accrued but unpaid dividends on such shares, into 74,426 shares of our Series B Fixed Rate Cumulative Mandatorily Convertible Preferred Stock, with an original liquidation preference of $1,000 per share ("Series B Convertible Preferred Stock"). As part of this exchange, we also amended and restated the terms of the Warrant issued to the Treasury in December 2008 to purchase 346,154 shares of our common stock in order to adjust the initial exercise price of the Warrant to be equal to the conversion price applicable to the Series B Convertible Preferred Stock.

●
The shares of Series B Convertible Preferred Stock are convertible into shares of our common stock. Subject to the receipt of applicable approvals, the Treasury has the right to convert the Series B Convertible Preferred Stock into our common stock at any time. We have the right to compel a conversion of the Series B Convertible Preferred Stock into our common stock at any time provided the following conditions are met:

(1) we receive appropriate approvals from the Board of Governors of the Federal Reserve System (the "Federal Reserve");
(2) at least $40 million aggregate liquidation amount of our trust preferred securities are exchanged for shares of our common stock;
(3) we complete a new cash equity raise of not less than $100 million on terms acceptable to the Treasury in its sole discretion (other than with respect to the price offered per share); and
(4) we make any required anti-dilution adjustments to the rate at which the Series B Convertible Preferred Stock is converted into our common stock.

●
On June 23, 2010, we completed the exchange of an aggregate of 5,109,125 newly issued shares of our common stock for $41.4 million in aggregate liquidation amount of our outstanding trust preferred securities and $2.3 million of accrued and unpaid interest. This transaction satisfied one of the conditions to our ability to compel a conversion of the Series B Convertible Preferred Stock held by the Treasury.

●
On August 31, 2010, we effected a reverse stock split of our issued and outstanding common stock. Pursuant to this reverse split, each 10 shares of our common stock issued and outstanding immediately prior to the reverse split was converted into 1 share of our common stock.  We conducted this reverse split primarily as a means to maintain our share price above $1.00 per share in order to continue to meet Nasdaq listing standards. All share or per share information included in this prospectus has been retroactively restated to reflect the effects of the reverse split.

We have taken steps toward the advancement of the final phase of our Capital Plan, an offering of our common stock for cash, but have not commenced such offering.  The offering has currently been delayed while we reevaluate our strategic alternatives in consultation with our financial advisors and the U.S. Treasury.  In particular, we are evaluating the merits of a smaller capital raise with a goal of preserving the potential future use of our net deferred tax asset, which totaled approximately $74.5 million as of March 31, 2012, and on which we had established a full valuation allowance.  As of March 31, 2012, we met one of the two target capital ratios set forth in our Capital Plan as the bank's total capital to risk-weighted assets ratio of 11.81% exceeded the target of 11%.

On October 25, 2011, the respective Boards of Directors of the holding company and our bank entered into a Memorandum of Understanding (the "MOU") with the FRB and the Michigan Office of Financial and Insurance Regulation (the "OFIR").  The MOU largely duplicates certain of the provisions in the Board resolutions described above, but also has the following specific requirements:

●	Submission of a joint revised capital plan by November 30, 2011 to maintain sufficient capital at the holding company on a consolidated basis and at the bank on a stand-alone basis;

●
Submission of quarterly progress reports regarding disposition plans for any assets in excess of $1.0 million that are in ORE, are 90 days or more past due, are on our "watch list," or were adversely classified in our most recent examination;

●	Enhanced reporting and monitoring at Mepco regarding risk management and the internal classification of assets; and

●	Enhanced interest rate risk modeling practices.

We believe that we are generally in compliance with the provisions of the MOU; however, the implementation and effectiveness of certain of our plans are subject to evaluation by our bank regulators at our next examination and we must still execute on certain strategies outlined in our Capital Plan.

Equity Line With Dutchess

On July 7, 2010, we entered into the Investment Agreement with Dutchess that establishes an equity line facility (the "Equity Line") as a contingent source of liquidity for our holding company. Under the Investment Agreement, Dutchess committed to purchase, from time to time over a period of 36 months and subject to certain conditions, up to $15 million of our common stock.  The shares of common stock to be issued to Dutchess under the Investment Agreement will be issued pursuant to an exemption from registration under the Securities Act.

In connection with the Investment Agreement, we also entered into a Registration Rights Agreement with Dutchess that requires us to register under the Securities Act any shares issued to Dutchess for resale by Dutchess.  Pursuant to the Registration Rights Agreement, we filed a registration statement, of which this prospectus is a part, covering the possible resale by Dutchess of up to 1,502,468 shares that we may issue to Dutchess under the Investment Agreement. This was the number of shares we could issue to Dutchess without shareholder approval under NASDAQ Marketplace Rule 5635.  Subsequently, at our annual meeting of shareholders held April 26, 2011, our shareholders gave us approval to issue up to an additional 2,500,000 shares to Dutchess pursuant to the Investment Agreement, for a total of 4,002,468 shares.  In the future, we may request that our shareholders authorize us to issue additional shares to Dutchess, up to the $15 million limit established by the Investment Agreement.  We expect to file one or more registration statements covering the resale of additional shares of our common stock issuable pursuant to the Investment Agreement, in addition to the 1,502,468 shares registered pursuant to the registration statement of which this prospectus is a part.  Through this prospectus, the selling stockholder may offer to the public for resale shares of our common stock that we may issue to Dutchess pursuant to the Investment Agreement.

For a period of 36 months from November 2, 2010, we may, from time to time, at our sole discretion, and subject to certain conditions that we must satisfy, draw down the Equity Line by selling shares of our common stock to Dutchess. The amount we are entitled to put in any one "draw down" may not exceed the greater of (1) two, multiplied by the average daily volume of our common stock for the three trading days immediately prior to the date Dutchess receives a put notice from us, multiplied by the average of the three daily closing prices of the common stock immediately preceding such date, or (2) $250,000.  The purchase price of these shares will be at a discount of 5% to the lowest volume weighted average price, or VWAP, of our common stock during the five consecutive trading day period beginning on the date Dutchess receives a put notice from us and ending on and including the date that is four trading days after such date.  We have the option of specifying a floor price in any put notice.  If the purchase price, determined as described above, is less than the floor price, then the purchase price automatically adjusts up to the floor price and Dutchess is only obligated to purchase, and we are only obligated to sell, the number of shares specified by Dutchess in the put settlement statement with respect to such put notice.  During the period between the put notice date and the closing date with respect to that particular put, we are not entitled to deliver another put notice.

Certain conditions must be satisfied before we are entitled to put shares to Dutchess, including the following:

●	there must be an effective registration statement under the Securities Act to cover the resale of the shares by Dutchess;

●
our common stock must be listed on the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the NYSE Amex, the New York Stock Exchange, the OTC Bulletin Board or the Pink Sheets, and we must not be in receipt of any notice of any pending or threatened proceeding or other action to suspend the trading of our common stock from the market on which it is then listed;

●	we must have complied with our obligations and not otherwise be in breach of or in default under the Investment Agreement or the Registration Rights Agreement;

●	no injunction or other governmental action shall remain in force which prohibits the purchase by or the issuance of the shares to Dutchess;

●	the issuance of such shares must not violate any shareholder approval requirements of the market on which our common stock is then listed; and

●	our representations and warranties to Dutchess must be true and correct in all material respects.

The parties negotiated the amount of the Equity Line ($15 million) before entering into the Investment Agreement on July 7, 2010.  This was the approximate amount we would have been able to draw down without shareholder approval under NASDAQ Marketplace Rule 5635 based on the market price of our common stock at that time (early- to mid-June 2010).  The market price of our common stock declined significantly since that time.  As a result, based on current market prices, we would not be able to draw down the originally contemplated  $15 million without shareholder approval under NASDAQ Marketplace Rule 5635.  As noted above, we received shareholder approval to issue up to an additional 2,500,000 shares under the Equity Line at our annual meeting of shareholders held April 26, 2011.  This approval was sought to give us additional flexibility to take advantage of this contingent source of liquidity.  However, the extent to which we will be able to draw down, or will need to draw down, the Equity Line is dependent upon various factors, including our future financial performance, the market price of our common stock at the time of any put exercise, whether we are successful in raising additional capital as contemplated by our Capital Plan, and our ability to obtain any necessary further shareholder approval under NASDAQ Marketplace Rule 5635 in order to issue more than approximately 4,002,468 shares pursuant to the Equity Line.

The Investment Agreement further provides that IBC and Dutchess are each entitled to customary indemnification from the other for any losses or liabilities we or it suffers as a result of any breach by the other of any provisions of the Investment Agreement or the Registration Rights Agreement, or as a result of any third party claims arising out of or resulting from the other party's execution, delivery, performance or enforcement of the Investment Agreement or the Registration Rights Agreement.

The Investment Agreement also contains representations and warranties of IBC and Dutchess. Such representations and warranties were made for purposes of the Investment Agreement and are subject to qualifications and limitations agreed to by the parties in connection with negotiating the terms of the Investment Agreement. In addition, certain representations and warranties were made as of a specific date, may be subject to a contractual standard of materiality different from what a shareholder might view as material, or may have been used for purposes of allocating risk between the respective parties rather than establishing matters as facts.

Dutchess has also agreed pursuant to the Investment Agreement not to sell short any of our securities, either directly or indirectly through its affiliates, principals or advisors during the term of the Investment Agreement.  However, in connection with the distribution of our common stock or otherwise, Dutchess may enter into certain other hedging transactions.  Please see "Risk Factors" and "Plan of Distribution" below.

In connection with the preparation of the Investment Agreement and the Registration Rights Agreement, we paid Dutchess a non-refundable document preparation fee of $15,000.  However, we did not issue Dutchess any shares of our common stock or other securities in connection with this document preparation fee.  No fees or commissions are payable at the time of any put under the Investment Agreement.

To date, we have sold a total of 777,974 shares (345,177 shares in the fourth quarter of 2010, 253,759 shares in the first quarter of 2011 and 179,038 shares in the second quarter of 2011) of our common stock to Dutchess under the Equity Line for total net proceeds of $1.8 million.  At the present time, we have shareholder approval to sell approximately 3.2 million additional shares under the Equity Line.

Reverse Stock Split

On August 31, 2010, we effected a reverse stock split of our issued and outstanding common stock. Pursuant to this reverse stock split, each ten shares of our common stock issued and outstanding immediately prior to the reverse stock split was converted into one share of our common stock. All share or per share information included in this prospectus, including our consolidated financial statements and related notes incorporated by reference in this prospectus, has been retroactively restated to reflect the effects of the reverse stock split.

Corporate Information

Our principal executive offices are located at 230 West Main Street, Ionia, Michigan 48846, and our telephone number at that address is (616) 527-5820.

Our common stock trades on The NASDAQ Global Select Market under the ticker symbol "IBCP."

RISK FACTORS

An investment in our common stock involves risks. You should carefully consider all of the information contained in this prospectus, including the risks described below and in "Item IA. Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2011, as updated by any other information contained in or incorporated by reference in this prospectus (as supplemented and amended), before investing in our common stock.  The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.  The risk factors described in this section and in documents incorporated by reference in this prospectus (as supplemented and amended), as well as any cautionary language herein and therein, provide examples of risks, uncertainties, and events that could have a material adverse effect on our business, including our operating results and financial condition.  This prospectus and the documents incorporated by reference in this prospectus (as supplemented and amended) may also contain forward-looking statements that involve risks and uncertainties.  These risks could cause our actual results to differ materially from the expectations that we describe in our forward-looking statements.  See "Forward-Looking Statements."

RISKS RELATED TO THIS OFFERING

We are registering the resale of 1,502,468 shares of common stock which may be issued to Dutchess under the Equity Line. The resale of such shares by Dutchess could depress the market price of our common stock and you may not be able to sell your investment for what you paid for it.

We are registering the resale of 1,502,468 shares of common stock under the registration statement of which this prospectus forms a part. We may sell up to $15 million of our common stock to Dutchess pursuant to the Equity Line, subject to the limitation that we may not issue more than approximately 4,002,468 shares to Dutchess without further shareholder approval to comply with NASDAQ Marketplace Rule 5635. The sale of these shares into the public market by Dutchess could depress the market price of our common stock and you may not be able to sell your investment for what you paid for it.  We currently expect Dutchess to immediately resell all shares that we put to Dutchess under the Investment Agreement.

Dutchess may engage in certain hedging transactions that may cause the market price of our common stock to decline.

In connection with the distribution of our common stock or otherwise, including upon receipt of any put notice from us, Dutchess may enter into hedging transactions with broker-dealers or other financial institutions, pursuant to which such broker-dealers or other financial institutions may engage in sales of our shares in the course of hedging the positions they assume with Dutchess.  If there is an imbalance on the sell side of the market in our common stock, the price of our common stock will decline.

Existing stockholders could experience dilution upon the issuance of common stock pursuant to the Equity Line.

Our Equity Line with Dutchess allows us to sell up to $15 million of our common stock to Dutchess, subject to the limitation described immediately above and subject to certain restrictions and obligations. If the terms and conditions of the Equity Line are satisfied, and if we choose to exercise our put rights to the fullest extent permitted without further shareholder approval under NASDAQ Marketplace Rule 5635 and sell 4,002,468 shares of our common stock to Dutchess, our existing shareholders' ownership will be diluted by such sales. Consequently, the value of your investment may decrease.

Dutchess will pay less than the then-prevailing market price for our common stock under the Equity Line.

The common stock to be issued to Dutchess pursuant to the Investment Agreement will be purchased at a 5% discount to the lowest volume weighted average price, or VWAP, of our common stock during the five consecutive trading day period beginning on the date Dutchess receives a put notice from us and ending on and including the date that is four trading days after such date. Dutchess has a financial incentive to sell our common stock upon receiving the shares to realize the profit equal to the difference between the discounted price and the market price. If Dutchess sells the shares, the price of our common stock could decrease.

We may not be able to access sufficient funds under the Equity Line when needed.

Our ability to put shares to Dutchess and obtain funds under the Equity Line is limited by the terms and conditions in the Investment Agreement, including restrictions on when we may exercise our put rights, restrictions on the amount we may put to Dutchess at any one time (which is determined in part by the trading volume of our common stock), and certain other conditions.  Such other conditions include the following, each of which must be satisfied prior to our ability to sell shares to Dutchess pursuant to the Equity Line:

●	there must be an effective registration statement under the Securities Act to cover the resale of the shares by Dutchess;

●
our common stock must be listed on the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the NYSE Amex, the New York Stock Exchange, the OTC Bulletin Board or the Pink Sheets, and we must not be in receipt of any notice of any pending or threatened proceeding or other action to suspend the trading of our common stock from the market on which it is then listed;

●	we must have complied with our obligations and not otherwise be in breach of or in default under the Investment Agreement or the Registration Rights Agreement;

●	no injunction or other governmental action shall remain in force which prohibits the purchase by or the issuance of the shares to Dutchess;

●	the issuance of such shares must not violate any shareholder approval requirements of the market on which our common stock is then listed; and

●	our representations and warranties to Dutchess must be true and correct in all material respects.

There is no guarantee that we will be able to meet the foregoing conditions or any other conditions under the Investment Agreement or that we will be able to access sufficient funds under the Equity Line when needed.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholder pursuant to this prospectus. Any sale of shares by us to Dutchess under the Investment Agreement will be made pursuant to an exemption from the registration requirements of the Securities Act. We intend to use the proceeds from any sales of our common stock to Dutchess for general corporate purposes and to meet liquidity needs of our holding company as our bank is unable to pay dividends as described below. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from the sale of shares to Dutchess. Accordingly, we will retain broad discretion over the use of these proceeds, if any.

DIVIDEND POLICY

We are not currently paying any cash dividends on our common stock and our ability to pay cash dividends in the near term is significantly restricted by the factors described below.

Current Prohibitions on Our Payment of Dividends

Pursuant to resolutions adopted by our board in December 2009, we are currently prohibited from paying any dividends on our common stock without the prior written approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve") and the Michigan Office of Financial and Insurance Regulation (the "Michigan OFIR").  We may not rescind or materially modify these resolutions without notice to the Federal Reserve and the Michigan OFIR.  Moreover, our primary source for dividends are dividends payable to us by our bank.  The Board of Directors of our bank adopted similar resolutions in December 2009 that prohibit our bank from paying any dividends to us without the prior written approval of the Federal Reserve and the Michigan OFIR.

In addition, as a result of our election to defer regularly scheduled quarterly payments on our outstanding trust preferred securities and our outstanding shares of Series B Convertible Preferred Stock, we are currently prohibited from paying any cash dividends on shares of our common stock.  We may not pay any cash dividends on our common stock until all accrued but unpaid dividends ($7.6 million at March 31, 2012) and distributions on such senior securities have been paid in full.  We do not have any current plans to begin making quarterly payments on our trust preferred securities or our Series B Convertible Preferred Stock.

Other Restrictions

Aside from the specific restrictions set forth above that result from our current financial condition, there are other restrictions that apply under federal and state law to restrict our ability to pay dividends to our shareholders and the ability of our bank to pay dividends to us.  For example, federal law requires bank holding companies like us to act as a source of financial strength to their subsidiary banks. Accordingly, we are required to inform and consult with the Federal Reserve before paying dividends that could raise safety and soundness concerns.

DESCRIPTION OF OUR CAPITAL STOCK

The following section is a summary and does not describe every aspect of our capital stock. In particular, we urge you to read our articles of incorporation and bylaws because they describe the rights of holders of our common stock. Our articles of incorporation and bylaws are exhibits to the registration statement filed with the SEC of which this prospectus is a part.

Common Stock

General

Our authorized capital stock consists of 500,000,000 shares of common stock, no par value per share, and 200,000 shares of preferred stock (described below). As of March 31, 2012 there were 8,546,342 shares of common stock and 74,426 shares of preferred stock outstanding.  Effective as of August 31, 2010, we implemented a reverse stock split, pursuant to which each ten shares of our common stock issued and outstanding immediately prior to the reverse stock split was converted into one share of our common stock.

All of the outstanding shares of our common stock are fully paid and nonassessable. Subject to the prior rights of the holders of shares of preferred stock that may be issued and outstanding, the holders of common stock are entitled to receive:

●	dividends when, as, and if declared by our board out of funds legally available for the payment of dividends; and

●
in the event of our dissolution, to share ratably in all assets remaining after payment of liabilities and satisfaction of the liquidation preferences, if any, of then outstanding shares of our preferred stock, as provided in our articles of incorporation.

We do not currently pay any cash dividends on our common stock and are currently prohibited from doing so.  See "Dividend Policy" above for information regarding these prohibitions and other restrictions that materially limit our ability to pay dividends on our common stock.

Except with respect to certain Designated Matters (defined below), Treasury has agreed in the Exchange Agreement to vote all shares of our common stock acquired upon conversion of the Series B Convertible Preferred Stock or upon exercise of the amended and restated Warrant that are beneficially owned by it and its controlled affiliates in the same proportion (for, against or abstain) as all other shares of our common stock are voted.  "Designated Matters" means (i) the election and removal of our directors, (ii) the approval of any merger, consolidation or similar transaction that requires the approval of our shareholders, (iii) the approval of a sale of all or substantially all of our assets or property, (iv) the approval of our dissolution, (v) the approval of any issuance of any of our securities on which our shareholders are entitled to vote, (vi) the approval of any amendment to our organizational documents on which our shareholders are entitled to vote, and (vii) the approval of any other matters reasonably incidental to the foregoing as determined by the Treasury.

In addition, as a bank holding company, our ability to pay dividends on our common stock is affected by the ability of our bank to pay dividends to us under applicable laws, rules and regulations. The ability of our bank, as well as us, to pay dividends in the future currently is, and could be further, influenced by bank regulatory requirements and capital guidelines.  See "Dividend Policy" above for more information.

Each holder of our common stock is entitled to one vote for each share held of record on all matters presented to a vote at a shareholders meeting, including the election of directors. Holders of our common stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any additional shares of our common stock or other securities, and there are no conversion rights or redemption or sinking fund provisions with respect to our common stock. Our common stock is currently listed on the Nasdaq Global Select Market under the symbol "IBCP."

Certain Restrictions under Federal Banking Laws

As a bank holding company, the acquisition of large interests in our common stock is subject to certain limitations described below.  These limitations may have an anti-takeover effect and could prevent or delay mergers, business combination transactions, and other large investments in our common stock that may otherwise be in our best interests and the best interests of our shareholders.

The federal Bank Holding Company Act generally would prohibit any company that is not engaged in banking activities and activities that are permissible for a bank holding company or a financial holding company from acquiring control of us. Control is generally defined as ownership of 25% or more of the voting stock or other exercise of a controlling influence. In addition, any existing bank holding company would require the prior approval of the Federal Reserve before acquiring 5% or more of our voting stock.  In addition, the federal Change in Bank Control Act prohibits a person or group of persons from acquiring "control" of a bank holding company unless the Federal Reserve has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as us, would, under the circumstances set forth in the presumption, constitute acquisition of control of the bank holding company.

Certain Other Limitations

In addition to the foregoing limitations, our articles of incorporation and bylaws contain provisions that could also have an anti-takeover effect. Some of the provisions also may make it difficult for our shareholders to replace incumbent directors with new directors who may be willing to entertain changes that our shareholders may believe will lead to improvements in our business.

Preferred Stock

Our authorized capital stock includes 200,000 shares of preferred stock, no par value per share. Our board of directors is authorized to issue preferred stock in one or more series, to fix the number of shares in each series, and to determine the designations and preferences, limitations, and relative rights of each series, including dividend rates, terms of redemption, liquidation amounts, sinking fund requirements, and conversion rights, all without any vote or other action on the part of our shareholders. This power is limited by applicable laws or regulations and may be delegated to a committee of our board of directors.

Series B Convertible Preferred Stock

On April 16, 2010, we issued 74,426 shares of the Series B Convertible Preferred Stock to the Treasury pursuant to the terms of the Exchange Agreement.  Under the Exchange Agreement, the Treasury accepted the shares of Series B Convertible Preferred Stock in exchange for the entire $72 million in aggregate liquidation value of the shares of Series A Preferred Stock we issued to the Treasury under its Capital Purchase Program, plus the value of all accrued and unpaid dividends on such shares of Series A Preferred Stock (approximately $2.4 million).  The shares of Series B Convertible Preferred Stock have an aggregate liquidation amount equal to $74,426,000, plus accrued and unpaid dividends.

With the exception of being convertible into shares of our common stock, the terms of the Series B Convertible Preferred Stock are substantially similar to the terms of the Series A Preferred Stock that were exchanged. The Series B Convertible Preferred Stock qualifies as Tier 1 regulatory capital, subject to limitations, and is entitled to cumulative dividends quarterly at a rate of 5% per annum through February 14, 2014, and 9% per annum thereafter. The Series B Convertible Preferred Stock is non-voting, other than class voting rights on certain matters that could adversely affect the Series B Convertible Preferred Stock. If dividends on the Series B Convertible Preferred Stock have not been paid for an aggregate of six quarterly dividend periods or more, whether consecutive or not, the holders of the Series B Convertible Preferred Stock, voting together with holders of any then outstanding voting parity stock, have the right to elect two additional directors at our next annual meeting of shareholders or at a special meeting of shareholders called for that purpose. These directors would be elected annually and serve until all accrued and unpaid dividends on the Series B Convertible Preferred Stock have been paid. Because we have deferred dividends on the Series B Convertible Preferred Stock for at least six quarterly dividend periods, the Treasury currently has the right to elect two directors to our board. At this time, in lieu of electing such directors, the Treasury requested us to allow (and we agreed) an observer to attend our Board of Directors meetings beginning in the third quarter of 2011. The Treasury continues to retain the right to elect two directors as described above.

The Series B Convertible Preferred Stock may be redeemed by us, subject to the approval of the Federal Reserve, at any time, in an amount up to the cash proceeds (minimum of approximately $18.6 million) from qualifying equity offerings of common stock (plus any net increase to our retained earnings after the original issue date). If the Series B Convertible Preferred Stock is redeemed prior to the first dividend payment date falling on or after the second anniversary of the original issue date, the redemption price will be equal to the $1,000 liquidation amount per share plus any accrued and unpaid dividends. If the Series B Convertible Preferred Stock is redeemed on or after such date, the redemption price will be the greater of (a) the $1,000 liquidation amount per share plus any accrued and unpaid dividends and (b) the product of the applicable conversion rate (as described above) and the average of the market prices per share of our common stock (as such market price is determined pursuant to the terms of the Series B Convertible Preferred Stock) over a 20 trading day period beginning on the trading day immediately after we give notice of redemption to the holder (plus any accrued and unpaid dividends). In any redemption, we must redeem at least 25% of the number of Series B Convertible Preferred Stock shares originally issued to the Treasury, unless fewer of such shares are then outstanding (in which case all of the Series B Convertible Preferred Stock must be redeemed). In addition to the terms of the Series B Convertible Preferred Stock discussed above, the Treasury updated its Frequently Asked Questions regarding the Capital Purchase Program as of March 1, 2012 to permit any CPP participant to repay its investment, in part, subject to a minimum repayment of the greater of (i) 5% of the aggregate liquidation amount of the preferred stock issued to the Treasury or (ii) $100,000.  Under this updated guidance, we could repay a minimum of approximately $3.7 million, subject to the approval of the Federal Reserve, in a partial redemption of the Series B Convertible Preferred Stock.

Until the Treasury no longer holds any Series B Convertible Preferred Stock, we will not be able to declare or pay any dividends, nor will we be permitted to repurchase any of our common stock, unless all accrued and unpaid dividends on all outstanding shares of Series B Convertible Preferred Stock have been paid in full, subject to the availability of certain limited exceptions (e.g., for purchases in connection with benefit plans).

The Treasury (and any subsequent holder of the shares) has the right to convert the Series B Convertible Preferred Stock into our common stock at any time, subject to the receipt of any applicable approvals.  We have the right to compel a conversion of the Series B Convertible Preferred Stock into our common stock if the following conditions are met:

(i)	we receive appropriate approvals from the Federal Reserve;

(ii)	at least $40 million aggregate liquidation amount of our trust preferred securities are exchanged for shares of our common stock;

(iii)	we complete a new cash equity raise of not less than $100 million on terms acceptable to the Treasury in its sole discretion (other than with respect to the price offered per share); and

(iv)	we make any required anti-dilution adjustments to the rate at which the Series B Convertible Preferred Stock is converted into our common stock, to the extent required.

On June 23, 2010, we completed the exchange of an aggregate of 5,109,125 newly issued shares of our common stock for $41.4 million in aggregate liquidation amount of our outstanding trust preferred securities.  As a result, we have satisfied the condition to our ability to compel a conversion of the Series B Convertible Preferred Stock that at least $40 million aggregate liquidation amount of our trust preferred securities are exchanged for shares of our common stock.

If converted by the holder or by us pursuant to either of the above-described conversion rights, each share of Series B Convertible Preferred Stock (liquidation amount of $1,000 per share) will convert into a number of shares of our common stock equal to a fraction, the numerator of which is $750 and the denominator of which is $7.234, which was the market price of our common stock at the time the exchange agreement was signed (as such market price was determined pursuant to the terms of the Series B Convertible Preferred Stock), referred to as the "conversion rate." This conversion rate is subject to certain anti-dilution adjustments that may result in a greater number of shares being issued to the holder of the Series B Convertible Preferred Stock. If converted by the holder or by us pursuant to either of the above-described conversion rights, as of March 31, 2012, the Series B Convertible Preferred Stock and accrued and unpaid dividends would have been convertible into approximately 11.3 million shares of our common stock.

The conversion rate is subject to anti-dilution adjustments that may result in a greater number of shares being issued to the holder of the Series B Convertible Preferred Stock.  Specifically, the conversion rate is subject to adjustment in the event of any of the following:

●
Cash Offering.  If we issue shares of our common stock (or rights or warrants or other securities exercisable or convertible into or exchangeable for such shares) to one or more investors other than the Treasury pursuant to an offering providing a minimum aggregate amount of $100 million in cash proceeds to us at a consideration per share (or having a conversion price per share) that is less than 90% of the market price of our common stock on the trading day immediately preceding the pricing of such offering (as such market price is determined pursuant to the terms of the Series B Convertible Preferred Stock), then the conversion rate is subject to adjustment.

●
Other Issuances of Common Stock.  If we otherwise issue shares of our common stock or convertible securities, other than pursuant to certain "permitted transactions" (including issuances to fund acquisitions or in connection with employee benefit plans and compensation arrangements or a public or broadly marketed registered offering for cash), at a consideration per share (or having a conversion price per share) that is less than the conversion rate in effect immediately prior to such issuance, then the conversion rate is subject to adjustment.

●
Stock Splits, Subdivisions, Reclassifications or Combinations.  If we (i) pay a dividend or make a distribution on our common stock in shares of our common stock, (ii) subdivide or reclassify the outstanding shares of our common stock into a greater number of such shares, or (iii) combine or reclassify the outstanding shares of our common stock into a smaller number of such shares, then the conversion rate is subject to adjustment.

●
Other Events.  The conversion rate is also subject to adjustment in connection with certain distributions to our shareholders (excluding permitted cash dividends and certain other distributions) and in connection with a pro rata repurchase of our common stock.  In addition, if any event occurs as to which the other anti-dilution adjustments are not strictly applicable or, if strictly applicable, would not fairly and adequately protect the conversion rights of the Treasury in accordance with their intent, then we must make such adjustments in the application thereof as necessary to protect such conversion rights.

Unless earlier converted by the holder or by us as described above, the Series B Convertible Preferred Stock will convert into shares of our common stock on a mandatory basis on the seventh anniversary (April 16, 2017) of the issuance of the Series B Convertible Preferred Stock. In any such mandatory conversion, each share of Series B Convertible Preferred Stock (liquidation amount of $1,000 per share) will convert into a number of shares of our common stock equal to a fraction, the numerator of which is $1,000 and the denominator of which is the market price of our common stock at the time of such mandatory conversion (as such market price is determined pursuant to the terms of the Series B Convertible Preferred Stock).

At the time any Series B Convertible Preferred Stock are converted into our common stock, we will be required to pay all accrued and unpaid dividends on the Series B Convertible Preferred Stock being converted in cash or, at our option, in shares of our common stock, in which case the number of shares to be issued will be equal to the amount of accrued and unpaid dividends to be paid in common stock divided by the market value of our common stock at the time of conversion (as such market price is determined pursuant to the terms of the Series B Convertible Preferred Stock). Accrued and unpaid dividends on the Series B Convertible Preferred Stock totaled $7.6 million at March 31, 2012.

The maximum number of shares of our common stock that may be issued upon conversion of all Series B Convertible Preferred Stock (including any accrued dividends) is 14.4 million, unless we receive shareholder approval to issue a greater number of shares.

As part of the terms of the Exchange Agreement, we also amended and restated the terms of the Warrant, dated December 12, 2008, issued to the Treasury to purchase 346,154 shares of our common stock.  The amended and restated Warrant issued upon the closing of the Exchange Agreement adjusted the exercise price of the Warrant to be the same as the conversion rate applicable to the Series B Convertible Preferred Stock described above.

As a result of the transactions contemplated by the Exchange Agreement, all outstanding shares of Series A Preferred Stock were surrendered in exchange for the Series B Convertible Preferred Stock.  As a result, our only series of preferred stock issued and outstanding is our Series B Convertible Preferred Stock.

Series C Junior Participating Preferred Stock

On November 15, 2011,  we entered into a Tax Benefits Preservation Plan (the "Plan") with American Stock Transfer & Trust Company, LLC, as Rights Agent (the "Rights Agent").  We entered into the Plan in an effort to deter acquisitions of our common stock that would potentially limit our ability to use certain deferred tax assets.  In connection with the Plan, the Board of Directors of IBC declared a dividend of one preferred share purchase right (a "Right") in respect of each share of common stock outstanding at the close of business on November 15, 2011 (the "Record Date"), and to become outstanding between the Record Date and the earlier of the Distribution Date and the Expiration Date (as such terms are defined below).  Each Right represents the right to purchase, upon the terms and subject to the conditions in the Plan, 1/1000th of a share of Series C Junior Participating Preferred Stock, no par value per share ("Junior Preferred Share"), for $20.00 (the "Purchase Price"), subject to adjustment.  Each Junior Preferred Share has the designations, powers, preferences, and rights set forth in the Certificate of Designation of Series C Junior Participating Preferred Stock, filed on November 10, 2011 with the State of Michigan, Department of Licensing and Regulatory Affairs (the "Certificate of Designation"). In general terms, the Rights will impose a significant penalty upon any person that, together with its affiliates, acquires 4.99% or more of the outstanding shares of common stock after the date of the Plan. Shareholders who own 4.99% or more of the outstanding common stock as of the date of the Plan are excluded, subject to certain exceptions.  In addition, our Board of Directors may, in its sole discretion, exempt any person or group for purposes of the Rights Agreement if it determines the acquisition by such person or group will not jeopardize our utilization of its tax benefits. Any person that acquires shares of common stock in violation of these limitations is known as an "Acquiring Person."

Prior to the Distribution Date, the Rights will be evidenced by, and trade with, the common stock and will not be exercisable. After the Distribution Date, IBC will cause the Rights Agent to mail rights certificates to our shareholders (other than the Acquiring Person and its affiliates) and the Rights will trade independently of the common stock.

The Rights will be separate from the common stock and become exercisable following the close of business on the 10th business day following the earlier of (i) the date of the first public announcement by IBC in a press release expressly referring to the Plan indicating that a person has become an Acquiring Person (the "Shares Acquisition Date") and (ii) the date of the commencement of a tender or exchange offer by any person if, upon consummation of such offer, such person would or could be an Acquiring Person. The date that the Rights become exercisable is referred to as the "Distribution Date."

Once the Rights become exercisable, each Right will allow its holder to purchase from IBC 1/1000th of a Junior Preferred Share for the Purchase Price. This portion of a Junior Preferred Share will give the shareholder approximately the same dividend, voting, and liquidation rights as one share of common stock. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

 Following the Shares Acquisition Date, Rights owned by the Acquiring Person or its transferees will automatically be void, and each other Right will automatically become a Right to buy, for the Purchase Price, that number of one-thousandths of a Junior Preferred Share determined by dividing the Purchase Price by 50% of the current market value of the common stock, as determined pursuant to the Plan.

At any time after the Shares Acquisition Date, our Board of Directors may, at its option, exchange all or part of the then outstanding and exercisable Rights for Junior Preferred Shares or common stock at an exchange ratio of 1/1000 Junior Preferred Share or one share of common stock per Right, subject to adjustments and limitations described in the Plan and a reduction in the shares issuable to pay the deemed Purchase Price.  Our Board of Directors may redeem all, but not fewer than all, of the then outstanding Rights at a redemption price of $0.001 per Right at any time prior to a Shares Acquisition Date.

The Rights will expire on the earliest of (i) the Final Expiration Date (as defined below), (ii) the time at which all Rights are redeemed, (iii) the time at which all Rights are exchanged, (iv) such date on which our Board of Directors determines, in its sole discretion, that the Rights and the Plan are no longer necessary for the preservation of the Tax Benefits, and (v) such date prior to a Shares Acquisition Date on which our Board of Directors determines, in its sole discretion, that the Rights and the Plan are no longer in the best interests of IBC and its shareholders (such earliest date, the "Expiration Date"). The "Final Expiration Date" means the close of business on November 15, 2016; provided that if a Shares Acquisition Date occurs fewer than 30 days prior to such date, then the Final Expiration Date shall be the date that is 30 days after the Shares Acquisition Date.

The terms of the Plan may be amended by our Board of Directors without the consent of the holders of the Rights. After a Shares Acquisition Date, our Board of Directors may not amend the Plan in a way that adversely affects holders of the Rights, other than an Acquiring Person or its affiliate.

SELLING STOCKHOLDER

This prospectus relates to the possible resale by Dutchess, as the selling stockholder, of shares of common stock that we may issue pursuant to the Investment Agreement we entered into with Dutchess on July 7, 2010. We are filing the registration statement of which this prospectus is a part pursuant to the provisions of the Registration Rights Agreement we entered into with Dutchess on July 7, 2010. For more information on our Equity Line with Dutchess, see "Summary" above.

Pursuant to this prospectus, Dutchess may from time to time offer, sell or otherwise dispose of any or all of the shares that it acquires under the Investment Agreement in the manner contemplated under "Plan of Distribution" in this prospectus (as supplemented and amended).

Detailed below are the Company's draw downs to date under the Investment Agreement:

Date of Sale(1)	Shares Issued	Net Proceeds(2)
November 8, 2010	148,899	$213,352
November 16, 2010	121,416	150,033
December 27, 2010	74,862	99,913
March 3, 2011	253,759	847,014
March 31, 2011	113,400	341,587
June 6, 2011	65,638	147,576

(1)
The date on which we received a settlement notice from Dutchess and the number of shares to be issued and amount of proceeds related to the corresponding draw down became fixed and known.  Settlement generally occurs within three business days of our receipt of a settlement notice.

(2)	Gross proceeds, less wire fees and any costs to issue the shares to Dutchess through the Deposit Withdrawal Agent Commission (DWAC) system of the Depository Trust Company (DTC).

To date, we sold an aggregate of 777,974 shares of common stock to Dutchess under the Investment Agreement, and we received an aggregate of $1,799,475 in net proceeds.

The following table presents information regarding Dutchess, as the selling stockholder, and the shares that it may offer and sell from time to time under this prospectus. This table is prepared based on information supplied to us by Dutchess, and reflects holdings as of May 11, 2012. The number of shares in the column "Number of Shares of Common Stock Being Offered" represents all of the shares that Dutchess may offer under this prospectus. Dutchess may sell some, all or none of its shares. We currently have no agreements, arrangements or understandings with Dutchess regarding the sale or other disposition of any of the shares.  However, we currently expect Dutchess to immediately resell all shares that we put to Dutchess under the Investment Agreement.  The "Shares of Common Stock to be Beneficially Owned After Offering" columns assume that all shares covered by this prospectus will be sold by Dutchess and that no additional shares of our common stock will be bought or sold by Dutchess.  Dutchess, as the selling stockholder, may not assign or delegate any of its rights or obligations pursuant to the Investment Agreement.

	Shares of Common Stock Beneficially Owned Prior to Offering(1)		Number of Shares of Common Stock	Shares of Common Stock to be Beneficially Owned After Offering(1)
Name of Selling Stockholder	Number	Percent	Being Offered(3)	Number	Percent
Dutchess Opportunity Fund, II, LP(2)	0	0%	1,502,468	0	0%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the shares indicated in the table.
(2)
Dutchess is a Delaware limited partnership controlled by Dutchess Capital Management, II, LLC. Michael Novielli and Douglas H. Leighton are managing members of Dutchess Capital Management, II, LLC with voting and investment power over the shares. The business address of Dutchess is 50 Commonwealth Avenue, Suite 2, Boston, MA 02116.

(3)	Represents the maximum number of shares issuable by us and purchasable by Dutchess under this prospectus.

PLAN OF DISTRIBUTION

We are registering 1,502,468 shares of common stock under this prospectus on behalf of Dutchess. Except as described below, to our knowledge, the selling stockholder has not entered into any agreement, arrangement or understanding with any particular broker or market maker with respect to the shares of common stock offered hereby, nor, except as described below, do we know the identity of the brokers or market makers that will participate in the sale of the shares.

The selling stockholder may decide not to sell any shares. The selling stockholder may from time to time offer some or all of the shares of common stock through brokers, dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling stockholder and/or the purchasers of the shares of common stock for whom they may act as agent. In effecting sales, broker-dealers that are engaged by the selling stockholder may arrange for other broker-dealers to participate. Dutchess is an "underwriter" within the meaning of the Securities Act. Any brokers, dealers or agents who participate in the distribution of the shares of common stock may also be deemed to be "underwriters," and any profits on the sale of the shares of common stock by them and any discounts, commissions or concessions received by any such brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. Dutchess has advised us that it may affect resales of our common stock through any one or more registered broker-dealers. To the extent the selling stockholder may be deemed to be an underwriter, the selling stockholder will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities of, including but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The selling stockholder will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made over the NASDAQ Global Market, on the over-the-counter market or otherwise, or in a combination of such methods of sale, at then prevailing market prices, at prices related to prevailing market prices or at negotiated prices. The shares of common stock may be sold according to one or more of the following methods:

●
a block trade in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

●	an over-the-counter distribution in accordance with the rules of NASDAQ;

●	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

●	privately negotiated transactions;

●	a combination of such methods of sale; and

●	any other method permitted pursuant to applicable law.

In connection with the distribution of our common stock or otherwise, including upon receipt of any put notice from us, the selling stockholder may enter into hedging transactions with broker-dealers or other financial institutions, pursuant to which such broker-dealers or other financial institutions may engage in sales of our shares in the course of hedging the positions they assume with the selling stockholder.  In addition, any shares covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. In addition, the selling stockholder may transfer the shares by other means not described in this prospectus.

Any broker-dealers participating in such transactions as agent may receive commissions from Dutchess (and, if they act as agent for the purchaser of such shares, from such purchaser). Broker-dealers may agree with Dutchess to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for Dutchess, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to Dutchess. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) on the NASDAQ Global Market, on the over-the-counter market, in privately-negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above. To the extent required under the Securities Act, an amendment to this prospectus, or a supplemental prospectus will be filed, disclosing:

●	the name of any such broker-dealers;

●	the number of shares involved;

●	the price at which such shares are to be sold;

●	the commission paid or discounts or concessions allowed to such broker-dealers, where applicable;

●	that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented; and

●	other facts material to the transaction.

Underwriters and purchasers that are deemed underwriters under the Securities Act may engage in transactions that stabilize, maintain or otherwise affect the price of the securities, including the entry of stabilizing bids or syndicate covering transactions or the imposition of penalty bids. Dutchess and any other persons participating in the sale or distribution of the shares will be subject to the applicable provisions of the Exchange Act and the rules and regulations thereunder including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of, purchases by the selling stockholder or other persons or entities. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to special exceptions or exemptions. Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making and certain other activities with respect to those securities. In addition, the anti-manipulation rules under the Exchange Act may apply to sales of the securities in the market. All of these limitations may affect the marketability of the shares and the ability of any person to engage in market-making activities with respect to the securities.

We have agreed to pay the expenses of registering the shares of common stock under the Securities Act, including registration and filing fees, printing expenses, and administrative expenses. The selling stockholder will bear all discounts, commissions or other amounts payable to underwriters, dealers or agents associated with the sale of the shares.

Under the terms of the Registration Rights Agreement, we have agreed to indemnify the selling stockholder and certain other persons against certain liabilities in connection with the offering of the shares of common stock offered hereby, including liabilities arising under the Securities Act or, if such indemnity is unavailable, to contribute toward amounts required to be paid in respect of such liabilities.

At any time a particular offer of the shares of common stock is made, a revised prospectus or prospectus supplement, if required, will be distributed. Such prospectus supplement or post-effective amendment will be filed with the SEC, to reflect the disclosure of required additional information with respect to the distribution of the shares of common stock. We may suspend the sale of shares by the selling stockholder pursuant to this prospectus for certain periods of time for certain reasons, including if the prospectus is required to be supplemented or amended to include additional material information.

LEGAL MATTERS

The validity of the shares of common stock to be issued in this offering will be passed upon for us by Varnum LLP, Grand Rapids, Michigan.

EXPERTS

The financial statements as of December 31, 2011 and December 31, 2010 and for each of the three years in the period ended December 31, 2011, which are incorporated by reference in this prospectus, have been included in reliance on the report of Crowe Horwath LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.